EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
CELLCO PARTNERSHIP

I, Kee Chan Sin, certify that:

(a)          A review of Cellco Partnership’s activities and of its performance under the Transfer and Servicing Agreement, dated as of October 10, 2018 (the “Transfer and Servicing Agreement”), among Verizon ABS LLC, as depositor, Cellco Partnership d/b/a Verizon Wireless, as servicer (in such capacity, the “Servicer”), marketing agent and custodian, and Verizon Owner Trust 2018-A, as issuer, during the period from October 10, 2018 to December 31, 2018 has been made under my supervision.

(b)          To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Transfer and Servicing Agreement in all material respects throughout the period from October 10, 2018 to December 31, 2018.

March 28, 2019

By:   /s/ Kee Chan Sin
Kee Chan Sin
Vice President and Assistant Treasurer
Cellco Partnership, as Servicer of Verizon Owner Trust 2018-A